VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

February 15, 2023

Re:	XIV-I Invest 1, LLC
Amendment No. 1 to Offering Statement on Form 1-A/A
File No. 024-12139

Ladies and Gentlemen:

On behalf of XIV-I Invest 1, LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00PM, Eastern Time, on Tuesday February 15, 2023, or as soon thereafter as is practicable.

Sincerely,

s/ Monica Poole

Monica Poole

Manager of the Manager, XIV-I MANAGER, LLC

XIV-I Invest 1, LLC